FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 16, 2010 in which Registrant and Global VSAT Forum (GVF) have announced a new VSAT installation training program for Gilat SkyEdge II broadband satellite networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 16, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat and GVF announce new VSAT installation training program for Gilat SkyEdge II broadband satellite networks

--New online program enables affordable, efficient training for SkyEdge II VSAT field technicians--

Petah Tikva, Israel, March 16, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) and the Global VSAT Forum (GVF) today announced the upcoming availability of a new online installation training and certification course for Gilat SkyEdge II VSAT terminals. The course includes Gilat's easy to install SkyMagic solution, a waterproof hand held antenna pointing device, designed to assist the VSAT antenna installer in pointing the antenna to the desired satellite. The new course, GVF503G, will be offered on the GVF training portal, http://gvf.coursehost.com.

Gilat and GVF have produced the online VSAT installation training course specifically for Gilat SkyEdge II equipment. The new online course, which complements GVF’s existing online Satellite Training Academy, was developed and is being hosted by GVF’s training partner SatProf, Inc. The course uses animation and simulator-based interactivity to  highlight the ease of installation associated with Gilat's VSATs.

Technicians who successfully complete this new training course will receive a joint GVF-Gilat certificate, validating their ability to deliver high-performance SkyEdge II satellite communications solutions to customers.

“This new interactive course will enable faster, more affordable global delivery of installation training for Gilat SkyEdge II broadband satellite networks,” said Yair Shaharbany, Vice President of Customer Services for Gilat Network Systems. “This is the latest chapter in our long, successful association with GVF.”

GVF Secretary General David Hartshorn said, “This new course is an important addition to GVF’s international certification program. We are grateful for the opportunity to collaborate with one of the world’s largest providers of broadband satellite networks on this type of advanced program.”

The VSAT industry relies on a certified installation force for customer satisfaction and prevention of Radio Frequency Interference. All certified VSAT installers are automatically listed in the GVF Certified Installer Database. GVF can be contacted directly for information about training programs, including pricing, developing country discounts and distributorship license agreements.

GVF is the non-profit association of the satellite communications industry. The organization has been actively developing and providing education and training programs for satellite communications professionals. The addition of Gilat SkyEdge II training to GVF’s program comes at a time when satellite communications services are being delivered at increasing rates, both in developed and developing nations. The new Gilat-GVF training will enable the higher volume of installations to be conducted with optimal technical competency.

The Gilat SkyEdge II training module complements the GVF VSAT Installation & Maintenance Training Program, which is the global industry standard for training installers of bi-directional satellite earth stations. It was created by a consensus of volunteers serving in the GVF Education & Training Working Group (E&TWG), whose mission is to identify, formulate and share knowledge that is beneficial to the VSAT industry, its shareholders and stakeholders.

About Gilat SkyEdge II
Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat's SkyEdge II portfolio is NetEdgeTM, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About GVF
GVF, based in London, is the international association of the satellite communications industry. GVF is supported by 200 companies based in more than 100 nations in every major region of the world. The organization promotes higher standards of service, greater levels of market access and improved regulatory conditions. It also increases awareness by the private and public sectors of the advantages afforded by state-of-the-art satellite-based fixed and mobile solutions. For more information, please visit www.gvf.org.

About SatProf, Inc.
SatProf, Inc. was founded by Ralph Brooker and Peter Zilliox, both veterans of the satellite ground equipment and system engineering industry. SatProf, based in Huntington Beach, Calif., offers standard and custom technical e-learning material and engineering support for satellite installers, technicians, engineers, and managers. For more information, please visit www.satprof.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.  For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com